UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file no. 1-5418

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Albertsons Savings and Retirement Estates

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUPERVALU INC.

11840 Valley View Road

Eden Prairie, Minnesota 55344

ALBERTSONS SAVINGS AND RETIREMENT ESTATES

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Albertsons Savings and Retirement Estates, Plan Administrator

Albertsons Savings and Retirement Estates

SUPERVALU INC.

Eden Prairie, Minnesota:

We have audited the accompanying statements of net assets available for benefits of the Albertsons Savings and Retirement Estates (the “Plan”) as of December 31, 2007 and December 31, 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and December 31, 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Minneapolis, Minnesota
June 30, 2008

ALBERTSONS SAVINGS AND RETIREMENT ESTATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 and 2006

	2007	2006
ASSETS:
Plan’s interest in Master Trusts, at fair value	$—	$5,272,162,610
Loans to participants	—	146,901,468
Employer contribution receivable	—	77,305,566
Participant contribution receivable	—	3,001,611

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	—	5,499,371,255

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	—	652,328

NET ASSETS AVAILABLE FOR BENEFITS	$—	$5,500,023,583

See accompanying notes to the financial statements.

ALBERTSONS SAVINGS AND RETIREMENT ESTATES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2007

ADDITIONS:
Investment income:
Plan’s interest in Master Trusts’ investment income	$460,279,635
Interest on loans to participants	6,391,512

Net investment income	466,671,147
Contributions:
Employer	68,127,539
Participants’	110,588,734

Total contributions	178,716,273

Total additions	645,387,420

DEDUCTIONS:
Benefits paid to participants	(1,168,139,903)
Administrative expenses	(925,486)
Merger into SUPERVALU Pre-Tax Savings & Profit Sharing Plan	(4,976,345,614)

Total deductions	(6,145,411,003)

NET DECREASE	(5,500,023,583)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	5,500,023,583

End of year	$—

See accompanying notes to the financial statements.

ALBERTSONS SAVINGS AND RETIREMENT ESTATES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006,

AND FOR THE YEAR ENDED DECEMBER 31, 2007

1.	Description of Plan

The following description of the Albertsons Savings and Retirement Estates (“ASRE”), (the “Plan”), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The following description of the Plan provisions applies to the Plan as of December 31, 2007 and 2006 and for the year ended December 31, 2007. Effective December 31, 2007, the Plan merged into the SUPERVALU Pre-Tax Savings and Profit Sharing Plan, which was then renamed the SUPERVALU STAR 401(k) Plan and amended on January 1, 2008 for other key changes, including a change in the amount of the Company match, an additional discretionary employer profit sharing contribution and earlier vesting for employer contributions.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Associates of SUPERVALU INC. (“SUPERVALU” or the “Company”) in an hourly position hired on or after October 1, 2006 will become eligible to make personal contributions to the Plan upon completing six months of employment. Associates employed in a salaried position or who are pharmacists on or after October 1, 2006 will become eligible to make personal contributions to the Plan upon their hire date. Associates will automatically become eligible for the Company Contribution on Pay and Company Matching Contributions after completing 1,000 paid hours and one year of service.

Participant Accounts and Mergers

Participants may apportion their deposits between more than one investment fund option, including a Company stock fund. Each participant’s share of the Company contribution and forfeitures is automatically invested according to their current deposit investment mix, except a participant may make a separate investment election for the Company Contribution on Pay. Participants not making personal deposits may specify investment elections for the Company contribution. If a specification is not made, the Company contribution will be invested in the Plan default funds consisting of the Fidelity Freedom Fund Default service. Contributions for these participants are automatically invested in an appropriate Freedom Fund based on the participant’s age. The Freedom Fund Default service offers a way for the Plan to invest undirected contributions into a diversified option targeted to each participant’s investment time frame. These “Life Cycle” funds are designed to be single-choice options that seek to provide a diversified portfolio. Each is a “fund of funds,” which invests in multiple Fidelity mutual funds to achieve the diversification objective appropriate for the anticipated retirement date.

On December 31, 2007, participant accounts from the Plan of $4,976,345,614 were transferred, along with the related interest in the State Street Master Trust and Fidelity Master Trust, into the SUPERVALU Pre-Tax Savings and Profit Sharing Plan. The participants with accounts that transferred into the SUPERVALU Pre-Tax Savings and Profit Sharing Plan on December 31, 2007, were eligible to participate in the SUPERVALU Pre-Tax Savings and Profit Sharing Plan starting in January 2008.

Contributions

Plan participants may make personal deposits to the Plan on either or both a tax deferred and an after-tax basis. Prior to June 2, 2006, contributions to the Plan by Albertsons were set each year at the discretion of Albertsons Board of Directors for the prior Plan year and were irrevocable. After June 2, 2006, Company contributions to the Plan are set each year at the discretion of the Company for the prior Plan year and are irrevocable. The Company contributions and forfeitures are first used to restore the previously forfeited accounts of rehired participants pursuant to Plan provisions. The remainder of such contributions and forfeitures are then allocated to Plan participants in two parts. The Company match portion is allocated among participants who made personal deposits to the Plan, pro rata, based upon the amounts of their deposits up to 6% of compensation. The Company Contribution on Pay is allocated among participants as follows: (i) each participant who has received compensation in excess of the Social Security wage base for the year is allocated an amount equal to such excess times the maximum amount allowable under Section 401(1) of the Internal Revenue Code, as amended (the “Code”); and (ii) any amount remaining is allocated among all participants in proportion to the total compensation of each for the year. Allocations to collective bargaining unit employees are in some cases offset by obligations of the Company to contribute to a collective bargaining unit plan. A participant’s compensation in excess of $225,000 for 2007 and $220,000 for 2006 is excluded in determining the amount of Company contribution and forfeitures allocated to the participant.

ALBERTSONS SAVINGS AND RETIREMENT ESTATES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006,

AND FOR THE YEAR ENDED DECEMBER 31, 2007

Vesting

Company contributions, made on behalf of participants that are not based upon deposits made by such participants, vest on a graduated schedule. For all participants who perform at least one hour of service in any year beginning on or after January 1, 1989, the schedule commences with 30% at three years of service and increases annually to full vesting at seven years of service. Personal deposits of participants and Company contribution allocations based upon personal deposits of participants vest immediately.

Loans to Participants

Under certain circumstances, participants may borrow against their vested account balances. Loans are limited to 50% of the participant’s vested account balance, with a maximum outstanding loan balance of $50,000. All loans must be repaid within five years, except for loans for the initial purchase of a primary residence which have a maximum repayment period of 10 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the then current market rates. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Upon separation from service, participants can elect to withdraw vested balances either in a lump sum or in installments, or the balances can be left in the Plan. Individuals who transferred amounts to the Plan, which are attributable to the former American Stores Company Retirement Plan, may receive their entire Plan account balance as a deferred annuity. Active employees may withdraw after-tax personal deposits at any time, but may only withdraw tax deferred personal deposits upon the occurrence of an extreme financial hardship. Employees who reach age 59-1/2 may withdraw any portion of their account.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of SUPERVALU Common Stock allocated to his or her account. Shares of SUPERVALU Common Stock for which participants do not timely return proxy or voting instruction cards shall be voted pro rata in proportion to the instructions the trustee has received from the Company.

Forfeited Accounts

During the years ended December 31, 2007 and 2006, forfeited amounts of $16,100,000 and $8,316,400, respectively, were used to reduce Company contributions.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the Plan’s interest in the Master Trusts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

ALBERTSONS SAVINGS AND RETIREMENT ESTATES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006,

AND FOR THE YEAR ENDED DECEMBER 31, 2007

Investment Valuation and Income Recognition

The fair value of the Plan’s interests in the Master Trusts is based on the beginning of the period value of the Plan’s interests in the Master Trusts plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Quoted market prices are used to value investments in the Master Trusts. Mutual funds are valued at the net asset value of shares held by the Plan at year end. The fair value of the synthetic guaranteed investment contracts equals the total of the fair value of the underlying assets plus the value of the wrapper contract (see Note 3, Interest in Master Trusts). Participant loans are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefit payments to participants are recorded upon distribution

Administrative Expenses

Administrative expenses are generally paid by the Plan, except to the extent that SUPERVALU, at its discretion, directly pays for certain expenses.

Recent Accounting Pronouncements

Effective March 1, 2007, the Plan adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes. FIN 48 establishes financial accounting and disclosure requirements for recognition and measurement of tax positions taken or expected to be taken on an income tax return. The adoption of FIN 48 had no impact on the Plan’s net assets available for benefits as of December 31, 2007 or changes of net assets available for benefits for the year then ended.

ALBERTSONS SAVINGS AND RETIREMENT ESTATES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006,

AND FOR THE YEAR ENDED DECEMBER 31, 2007

3.	Interest in Master Trusts

Under the terms of the trust agreements, the trustees manage investments on behalf of the Plan and are held together with assets of other plans sponsored by SUPERVALU in the Master Trusts.

Fidelity Master Trust

As previously noted, on December 31, 2007, participant accounts from the Plan were transferred, along with the related interest in the Fidelity Master Trust, into the SUPERVALU Pre-Tax Savings and Profit Sharing Plan. At December 31, 2007 and 2006, the Plan’s interest in the net assets of the Fidelity Master Trust were approximately 0% and 98% respectively.

Fair values of investments in the Fidelity Master Trust are as follows:

	2007	2006
Investments at fair value:
Common and preferred stock	$—	$1,480,622,702
SUPERVALU, INC., Common Stock	56,860,434	56,901,071
Mutual funds/pooled separate accounts	2,120,930,701	2,298,220,063
Corporate bonds and debentures	—	191,641,658
U.S. government securities	4,568	474,763,044
Commercial paper and short-term investments	39,331,766	78,428,944
Foreign obligations	—	109,380,700
Synthetic guaranteed investment contracts	580,617,995	662,296,955
Other (municipal bonds, futures, options)	—	9,639,514

Total investments at fair value	2,797,745,464	5,361,894,651

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	8,614,989	658,014

Total investments at contract value	$2,806,360,453	$5,362,552,665

Investment income for the Fidelity Master Trust for the year ended December 31, 2007 is as follows:

2007
Investment income:
Net appreciation (depreciation) in fair value of investments:
Common and preferred stock	$134,326,243
Mutual funds/pooled separate accounts	286,509,868
Corporate bonds and debentures	487,606
U.S. government securities	11,150,609
Commercial paper and short-term investments	(92,861)
Foreign obligations	6,254,605
Other (municipal bonds, futures, options)	(874,692)

437,761,378
Dividends	27,797,100
Interest	43,259,330

508,817,808
Investment and management fees	(14,359,103)

Net investment income	$494,458,705

ALBERTSONS SAVINGS AND RETIREMENT ESTATES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006,

AND FOR THE YEAR ENDED DECEMBER 31, 2007

The Plan holds a benefit-responsive investment contract with Principal Life Insurance Company (“Principal”). Principal maintains the contributions in Principal separate accounts. Those accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The Fidelity Master Trust holds an investment in a synthetic GIC, which is presented at fair value at December 31, 2007 and 2006, of $580,617,995 and $662,296,955, respectively in the table above. In determining the net assets available for benefits at December 31, 2007 and 2006, the synthetic GIC is recorded at its contract value of $589,232,984 and $662,954,969, respectively, which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit responsive. In addition, the Fidelity Master Trust holds a wrap guarantee agreement that can be utilized in the event the issuer of the wrapper contract falls below certain credit rating criteria.

Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed and reset on a quarterly basis. The crediting interest rate at December 31, 2007 and 2006 was 5.40% and 5.00%, respectively. The average yield at December 31, 2007 and 2006 was 5.55% and 5.07%, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The synthetic GIC does not permit the insurance company to terminate the agreement except under certain circumstances per the terms of the agreement. The Company and Plan may terminate the agreement upon 30 days notice. The GIC is placed with a financial institution with a credit rating of A.

ALBERTSONS SAVINGS AND RETIREMENT ESTATES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006,

AND FOR THE YEAR ENDED DECEMBER 31, 2007

State Street Master Trust

On December 3, 2007, balances were transferred from the Fidelity Master Trust to the State Street Master Trust.

Also as previously noted, on December 31, 2007, participant accounts from the Plan were transferred, along with the related interest in the State Street Master Trust, into the SUPERVALU Pre-Tax Savings and Profit Sharing Plan. At December 31, 2007, the Plan’s interest in the net assets of the State Street Master Trust was approximately 0%. Fair values of investments in the State Street Master Trust are as follows:

2007
Investments at fair value:
Common and preferred stock	$1,421,024,701
Mutual funds/pooled separate accounts	905,446,925
Corporate bonds and debentures	123,268,454
U.S. government securities	860,131,786
Commercial paper and short-term investments	618,703,763
Other (municipal bonds, futures, options)	(57,015,939)

Total investments at fair value	$3,871,559,690

Investment income for the State Street Master Trust for the year ended December 31, 2007 is as follows:

2007
Investment income:
Net appreciation (depreciation) in fair value of investments:
Common and preferred stock	$303,858,951
Mutual funds/pooled separate accounts	188,721,510
Corporate bonds and debentures	(3,445,186)
U.S. government securities	(9,514,819)
Commercial paper and short-term investments	8,368,167
Other (municipal bonds, futures, options)	6,015,215

494,003,838
Dividends	2,406,678
Interest	5,781,546

502,192,062
Investment and management fees	(253,564)

Net appreciation	$501,938,498

5.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated April 27, 2004 that the Plan is designed in accordance with applicable requirements of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s ERISA counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.	Related Party Transactions

Certain investments in the Master Trusts are shares of mutual funds managed by trustees. Transactions with the trustees qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

ALBERTSONS SAVINGS AND RETIREMENT ESTATES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006,

AND FOR THE YEAR ENDED DECEMBER 31, 2007

7.	Reconciliation of Financial Statements to the Form 5500

The following schedule reconciles the financial statements to Form 5500:

	Net assets available for benefits as of December 31,
	2007	2006
Balance per financial statements	$—	$5,500,023,583
Deemed distributions of participant loans with no post-default payment activity not recorded on the 5500	—	(2,756,357)

Balance per Form 5500	$—	$5,497,267,226

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Albertsons Savings and Retirement Estates has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Albertsons Savings and Retirement Estates

DATE: June 30, 2008	By:	SUPERVALU INC., the plan administrator

		By:	/s/ Sherry M. Smith
Sherry M. Smith
Senior Vice President, Finance